We consent to the inclusion in this Annual Report (Form 10-K) of OxySure Systems, Inc. of our report dated March 27, 2012, with respect to its balance sheet as of December 31, 2011 and 2010, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended to be included in this Annual Report.

/s/ Sam Kan & Company
Firm’s Manual Signature

Alameda, CA
City, State

March 30, 2012
Date